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                                                                  Exhibit (6)(d)


                         PROVIDENT DISTRIBUTORS, INC.
                     FOUR FALLS CORPORATE CENTER 6th FLOOR
                       WEST CONSHOHOCKEN, PA 19428-2961
                                 609-259-6533
                               610-260-6535 FAX


December 1, 1998


Mr. James M. Rogers
J.J.B. Hilliard, W.L. Lyons, Inc.
Hilliard Lyons Center
Louisville, Kentucky 40202

Dear Mr. Rogers:

     This letter agreement sets out the duties, responsibilities and compensation of Provident Distributors, Inc. (PDI) and J.J.B. Hilliard, W.L. Lyons, Inc. (Hilliard Lyons) with respect to PDI's role as the distributor of the Hilliard-Lyons Government Fund, Inc. and Hilliard-Lyons Growth Fund, Inc. (the "Funds").

     PDI has entered into a distribution contract with each Fund dated December 1, 1998. As the distributor, PDI will maintain the necessary licensing and status with the National Association of Securities Dealers (NASD), all 50 states, and the Commonwealth of Puerto Rico in order for it to act as a sponsor-distributor of a mutual fund. PDI will consult and advise as necessary with the marketing group at Hilliard Lyons with respect to the regulatory aspect of the Fund's advertising. PDI will file, and be responsible for this advertising with the NASD. PDI will register the Funds under the PDI membership with NSCC Fund/Serv. PDI will prepare and present a distributor's report and any other necessary information to each Fund's Board of Directors. PDI will make available to Hilliard Lyons all information, reports, people, etc. concerning its capacity as the Funds' distributor in order for Hilliard Lyons to perform its role as the Funds' investment advisor. Additionally, PDI will, at the request of Hilliard Lyons, enter into dealer agreements with other broker-dealer firms authorizing them to sell shares of the Funds. Hilliard Lyons will make available to PDI all necessary information, reports, people, etc. to permit PDI to perform its role as the Funds' distributor.

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     PDI will be responsible for all normal expenses of the distributor. It is understood, however, that Hilliard Lyons will bear the expense of preparing and printing prospectuses, advertising and sales literature.

     Hilliard Lyons will pay PDI a monthly fee of $2,000.00 for its general consulting services, payable by the 5th business day of the following month. The fee will be due the first month following PDI's executed distribution contract with The Funds.

     This letter agreement can be cancelled by either party with 60 days written notice. This letter agreement will expire at the end of the month in which PDI is no longer acting as the distributor for the Fund.

          /s/ PHILLIP H. RINNANDER                           12/1/98
          --------------------------------                   -------
          For Provident Distributors, Inc.                   Date



          /s/ JAMES M. ROGERS                                12/1/98
          -------------------                                -------
          For Hilliard Lyons                                 Date